SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Manifestation of BNDESPAR on

Secondary Public Offering of Copel's UNITs

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders and the market in general that it received, today (May 12, 2021), from the shareholder BNDES Participações SA (“BNDESPAR”) the Letter BNDES/DIR4 nº 13/2021 transcribed below:

“In reference to DIR4 Letter 41/2020, sent by BNDES Participações SA - BNDESPAR to Copel on December 7, 2020, through which BNDESPAR informed the choice to hire Banco BTG Pactual S.A. to act as the lead manager for the secondary public offering for the sale, of up to, 100% of the stake held by BNDESPAR in Copel, representing 24% (twenty-four percent) of its share capital.

We hereby inform that the Board of Directors of BNDESPAR approved, on this date, the following:

(a)       the sale shall take place by means of a public offering pursuant to article 6-A of CVM Instruction 400, of December 29, 2003, in Brazil, and the offering shall be registered with the U.S. Securities and Exchange Commission, abroad;

(b)       the base tranche of the public offering shall be up to 78,811,022 (seventy-eight million, eight hundred and eleven thousand and twenty-two) units (CPLE11), equivalent to up to 14.4% (fourteen and forty hundredths percent) of the Copel’s total share capital, and the additional tranche shall be up to 15,762,205 (fifteen million, seven hundred and sixty-two thousand, two hundred and five) units, corresponding to up to 2.9% (two and ninety hundredths percent) of the total share capital, reaching a total amount of up to 94,573,227 (ninety-four million, five hundred and seventy-three thousand, two hundred and twenty-seven) units, representing up to 17.3% (seventeen and thirty hundredths percent) of Copel's share capital;

(c)       the base tranche shall consist of 28,992,446 (twenty-eight million, nine hundred and ninety-two thousand, four hundred and forty-six) units owned by the State of Paraná, and up to 49,818,576 (forty-nine million, eight hundred eighteen thousand, five hundred and seventy-six) units owned by BNDESPAR;

(d)       the additional tranche shall be entirely composed of units owned by BNDESPAR; and

(e)       the selling shareholders shall be prevented from trading the units or shares issued by Copel for a minimum period of 180 (one hundred and eighty) days after the closing of the offering (lock-up period).

However, BNDESPAR reiterates that the launch of the public offering is subject to several factors, including favorable market conditions, notably for the share price, the approval of its internal governance, and the analysis by the Brazilian Securities and Exchange Commission (CVM) and by regulatory and self-regulatory bodies, under the terms of applicable legislation.

This letter is for communication purposes only, under the terms of legislation and regulations in force, and should not be considered as an announcement for the offering in Brazil, the United States or any other jurisdiction.”

The Company informs that this Material Fact essentially has the function of communicating the referred manifestation of BNDESPAR to its shareholders and the market in general and should not be considered or interpreted as an announcement of a public offering of securities.

The Company will keep the market informed of relevant updates on the subject.

Curitiba, May 12, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 12, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.